To Our Shareholders:

This is my second report to you as President of CNC, and I will note that we are approximately 18 months through my transition/integration into this time-honored institution.  Similar to a beautiful piece of artwork, as time progresses and I study this organization and the intricacies of the environment in which it interacts, it is fascinating that with the more you understand, the more you can see.

It should be noted as has been highlighted in my Father’s Shareholder letter, which will be mailed to you in the next few days, the first half of this year has been going very well from just about every aspect imaginable.  We are three and a half years into the largest recession experienced in living memory, and despite that fact, CNC demonstrates persistent and sustainable success.  This is in spite of a deluge of new and ill-conceived regulations imposed to address the evils of the top ten mega-banks and investment banks, yet adversely affecting the thousands of community banks that had no hand in the causes of this most recent financial crisis.  The degree to which decisions are being made at the very top levels of government is extremely disconcerting, without even a good-faith attempt to acquire the relevant and necessary information to make a proper decision.  This fact became shockingly apparent to me recently while listening to a conference call between community bankers and the OCC regarding newly proposed capital classification and requirements.  The OCC had made the decision that the core of community banking, the on-balance sheet residential mortgage portfolio will require more capital, because OCC considers these loans to be high risk.  This conclusion is due to the fact that loans in this portfolio tend to have balloon provisions.  The fact, supported by decades of data, is this portfolio has the lowest loss rate of any portfolio on our balance sheet and this fact was reiterated over and over again as community bankers from all across the nation began flooding the conference call stating just that.  The OCC presenters admitted, when questioned, that they had used no data to conclude this type of loan was of a higher risk category than a 30-year fixed mortgage and then stated that they had no way to get the necessary data to make such a decision.  This of course is not true, as the OCC examines the various portfolios for safety and soundness every year and the loss data is reported publicly in quarterly Call Reports filed with the OCC.  They had the information at their fingertips; they just chose not to look at it.  In my view, they chose not to observe the facts because of the popular opinion that any loan that is not a 30-year fixed mortgage is somehow bad for the consumer.  This belief is also thoroughly rebuked by the almost non-existent foreclosure rate found in our on-balance sheet mortgage portfolio.  The lack of intelligent analysis and the amount of intellectual dishonesty is simply shameful.

Now that I have covered a small piece of what is wrong in the industry, I think it important to highlight that logic, intelligence, and diligence will always prevail in the end; thus, it is time to focus on the positive.  This year we continue to expand and improve our online banking experience through greatly enhanced capabilities and tools.   We have recently put out a Smartphone mobile app which allows you to do on your Smartphone just about anything you can do from a computer.  In addition, we are in the process of testing a financial aggregation tool which will allow the user to view all of their various accounts regardless of financial institution so as to provide tools for financial management.  We are constantly enhancing our online security, which now includes software that monitors customer behavior in order to identify and stop behavior outside of character in order to prevent fraud.  Although we took a little breather after the fairly intense leadership development training that took place before my arrival, our Training Department is making huge strides developing continuing leadership, management and subject matter training programs for all facets of CNC.

We are constantly looking at opportunities being presented in terms of non-interest income and developing those business lines.  On the interest income side of things, we are very closely monitoring our cost of funds and maturity of assets to ensure we keep assets and liabilities properly matched.  Our guiding principles have served us well through the last 125 years and continue to serve us well today.

Finally, it is important to pay tribute to our Corporate Risk Department.  They have been vigorously combing through the reams of law and regulation resulting from the Dodd-Frank Act.  They are staying on top of the regulations and assisting other lines of business in their understanding of the business process changes that will need to be made as a result of revised or new regulation.    As the guidance are promulgated we are working to either create or redesign our products and services so we will continue to provide real value to our customers in a seamless manner.

In summation, despite all the rhetoric about the economy and the banking industry, CNC advances steadily forward and our future looks bright.  There is much to be done and we get to do it with a wonderful group of people.  I truly thank you for this opportunity.

Yours,

Frank H. Hamlin, III